UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 24, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom appoints Morten Karlsen Sørby as new Director

Amsterdam (February 24, 2015)—VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP) announced today that its Supervisory Board has approved the appointment of Morten Karlsen Sørby as a member of the Company’s Supervisory Board as the replacement of Jon Fredrik Baksaas. Mr. Baksaas previously appointed Kjell Morten Johnsen to act as his alternate on the Supervisory Board with authority to exercise his vote. Kjell Morten Johnsen will continue to serve as a member of the Company’s Supervisory Board in his own capacity.

Mr. Sørby joined the Telenor Group in 1993 as a Vice President in Norsk Telekom, a subgroup of the Telenor Group. He then served as Senior Vice President, General Manager and Deputy CEO in a number of Telenor Group companies between 1995 and 2002. Mr. Sørby sat on the board of directors of VimpelCom Russia from 2000 to 2003. He has been the Executive Vice President of the Telenor Group since 2003 when he was also appointed Head of the Norwegian Market of the Telenor Group. He became Head of the Nordic Region in 2005 and was appointed Head of Corporate Development in 2009 and Head of Strategy and Regulatory Affairs in 2011. In 2014, Mr. Sørby served as CEO of Uninor, an Indian Telenor Group Company. Mr. Sørby has also been chairman of several boards of directors of Telenor Group companies in Norway, Denmark and Sweden since 2005 and has been a board member of Digi, a Telenor Group company in Malaysia since 2013. Prior to joining the Telenor Group, Mr. Sørby worked at Arthur Andersen & Co. in Oslo for about 10 years. Mr. Sørby received his Master of Science degree in business administration from the University of Karlstad, Sweden in 1983. He is a state licensed public accountant in Norway and completed the Program for Executive Development at IMD in Lausanne, Switzerland in 1997.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 739 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2014, VimpelCom had 223 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman/Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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